SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2018

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-37914

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ottawa Bancorp, Inc.
925 LaSalle Street
Ottawa, Illinois 61350

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REQUIRED INFORMATION

1.   Not applicable.

2.   Not applicable.

3.   Not applicable.

4.   The Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Form 5500-SF.

APPENDIX I
FORM 5500-SF AND SUMMARY ANNUAL REPORT

Form 5500-SF Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Short Form Annual Return/Report of Small Employee Benefit Plan** This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6057(b) and 6058(a) of the Internal Revenue Code (the Code). ► **Complete all entries in accordance with the instructions to the Form 5500-SF.**	OMB Nos. 1210-0110 1210-0089 **2018** **This Form is Open to Public Inspection**

Part I Annual Report Identification Information

For calendar plan year 2018 or fiscal plan year beginning 01/01/2018 and ending 12/31/2018

A This return/report is for: [X] a single-employer plan [ ] a multiple-employer plan (not multiemployer) (Filers checking this box must attach a list of participating employer information in accordance with the form instructions.)
[ ] a one-participant plan [ ] a foreign plan

B This return/report is: [ ] the first return/report [ ] the final return/report
[ ] an amended return/report [ ] a short plan year return/report (less than 12 months)

C Check box if filing under: [ ] Form 5558 [ ] automatic extension [ ] DFVC program
[ ] special extension (enter description)

Part II Basic Plan Information --- enter all requested information

1a Name of plan Ottawa Savings Bank Employees Savings & Profit Sharing Plan	**1b** Three-digit plan number (PN) ► 003 **1c** Effective date of plan 06/01/2005
2a Plan sponsor's name (employer, if for a single-employer plan) Mailing Address (include room, apt., suite no. and street, or P.O. Box) City or town, state or province, country, and ZIP or foreign postal code (if foreign, see instructions) Ottawa Savings Bank 925 LaSalle St US Ottawa IL 61350	**2b** Employer Identification Number (EIN) 36-1588740 **2c** Sponsor's telephone number (815) 433-2525 **2d** Business code (see instructions) 522120
3a Plan administrator's name and address [X] Same as Plan Sponsor	**3b** Administrator's EIN **3c** Administrator's telephone number
4 If the name and/or EIN of the plan sponsor or the plan name has changed since the last return/report filed for this plan, enter the plan sponsor's name, EIN, the plan name and the plan number from the last return/report. **a** Sponsor's name **c** Plan Name	**4b** EIN **4d** PN

5a Total number of participants at the beginning of the plan year	**5a**	57
b Total number of participants at the end of the plan year	**5b**	58
c Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**5c**	56
d(1) Total number of active participants at the beginning of the plan year	**5d(1)**	51
d(2) Total number of active participants at the end of the plan year	**5d(2)**	48
e Number of participants who terminated employment during the plan year with accrued benefits that were less than 100% vested	**5e**	8

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including, if applicable, a Schedule SB or Schedule MB completed and signed by an enrolled actuary, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	[signature] **Signature of plan administrator**	4-8-2019 Date	Jon Kranov Enter name of individual signing as plan administrator
SIGN HERE	[signature] **Signature of employer/plan sponsor**	4-8-2019 Date	Jon Kranov Enter name of individual signing as employer or plan sponsor

For Paperwork Reduction Act Notice, see the instructions for Form 5500-SF. **Form 5500-SF (2018)**
v.171027

6a Were all of the plan's assets during the plan year invested in eligible assets? (See instructions.) .... ☒Yes ☐No

b Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? (See instructions on waiver eligibility and conditions.) .... ☒Yes ☐No

If you answered "No" to either line 6a or line 6b, the plan cannot use Form 5500-SF and must instead use Form 5500.

c If the plan is a defined benefit plan, is it covered under the PBGC insurance program (see ERISA section 4021)? ....☐Yes ☐No ☐Not determined

If "Yes" is checked, enter the My PAA confirmation number from the PBGC premium filing for this year _____ (See instructions.)

Part III | Financial Information

7	Plan Assets and Liabilities		**(a) Beginning of Year**	**(b) End of Year**
a	Total plan assets	7a	6,709,403	6,415,397
b	Total plan liabilities...	7b		
c	Net plan assets (subtract line 7b from line 7a)	7c	6,709,403	6,415,397

8	Income, Expenses, and Transfers for this Plan Year		**(a) Amount**	**(b) Total**
a	Contributions received or receivable from: (1) Employers	8a(1)	158,364	
	(2) Participants	8a(2)	288,417	
	(3) Others (including rollovers)	8a(3)	2,179	
b	Other income (loss)	8b	(440,395)	
c	Total income (add lines 8a(1), 8a(2), 8a(3), and 8b)	8c		8,565
d	Benefits paid (including direct rollovers and insurance premiums to provide benefits)	8d	299,545	
e	Certain deemed and/or corrective distributions (see instructions) ...	8e		
f	Administrative service providers (salaries, fees, commissions)	8f	3,026	
g	Other expenses	8g		
h	Total expenses (add lines 8d, 8e, 8f, and 8g)	8h		302,571
i	Net income (loss) (subtract line 8h from line 8c)	8i		(294,006)
j	Transfers to (from) the plan (see instructions)	8j		

Part IV | Plan Characteristics

9a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:

    2E   2F   2G   2J   2K   2T   3D

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

Part V | Compliance Questions

10	During the plan year:		Yes	No	N/A	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	10a		X		
b	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 10a.)	10b		X		
c	Was the plan covered by a fidelity bond?	10c	X			1,440,000
d	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	10d		X		
e	Were any fees or commissions paid to any brokers, agents, or other persons by an insurance carrier, insurance service, or other organization that provides some or all of the benefits under the plan? (See instructions.)	10e	X			24,828
f	Has the plan failed to provide any benefit when due under the plan?	10f		X		
g	Did the plan have any participant loans? (If "Yes," enter amount as of year end.)	10g	X			73,058
h	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	10h		X		
i	If 10h was answered "Yes," check the box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	10i				

Part VI	**Pension Funding Compliance**		

11 Is this a defined benefit plan subject to minimum funding requirements? (If "Yes," see instructions and complete Schedule SB (Form 5500 and line 11a below) .... ☐ Yes ☒ No

11a Enter the unpaid minimum required contributions for all years from Schedule SB (Form 5500) line 40 .... | **11a** |

12 Is this a defined contribution plan subject to the minimum funding requirements of section 412 of the Code or section 302 of ERISA? .... ☐ Yes ☒ No
(If "Yes," complete line 12a or lines 12b, 12c, 12d, and 12e below, as applicable.)

a If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the letter ruling granting the waiver .... Month _____ Day _____ Year _____

If you completed line 12a, complete lines 3, 9, and 10 of Schedule MB (Form 5500), and skip to line 13.

b Enter the minimum required contribution for this plan year.. | **12b** |

c Enter the amount contributed by the employer to the plan for the plan year .... | **12c** |

d Subtract the amount in line 12c from the amount in line 12b. Enter the result (enter a minus sign to the left of a negative amount) .... | **12d** |

e Will the minimum funding amount reported on line 12d be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

Part VII	**Plan Terminations and Transfers of Assets**		

13a Has a resolution to terminate the plan been adopted in any plan year? .... ☐ Yes ☒ No

If "Yes," enter the amount of any plan assets that reverted to the employer this year .... | **13a** |

b Were all the plan assets distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC? .... ☐ Yes ☒ No

c If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

13c(1) Name of plan(s):	**13c(2)** EIN(s)	**13c(3)** PN(s)


SUMMARY ANNUAL REPORT
for
Ottawa Savings Bank Employees Savings & Profit Sharing Plan


This is a summary of the annual report for Ottawa Savings Bank Employees Savings & Profit Sharing Plan, 36-1588740/003 for 01/01/2018 through 12/31/2018. The annual report has been filed with the Employee Benefits Security Administration, formerly known as the Pension and Welfare Benefits Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $302,571. These expenses included $3,026 in administrative expenses, $299,545 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 58 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan was $6,415,397 as of 12/31/2018 compared to $6,709,403 as of 01/01/2018. During the plan year the plan experienced a decrease in its net assets of ($294,006). This decrease includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $8,565, including employer contributions of $158,364, employee contributions of $290,596 and earnings from investments of ($440,395).

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
   1. insurance information including sales commissions paid by insurance carriers;

To obtain a copy of the full annual report, or any part thereof, write or call the office of Ottawa Savings Bank, who is Plan Administrator at 925 LaSalle St, Ottawa IL 61350, (815) 433-2525. There will be no charge for copying the report in whole or in part.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 925 LaSalle St, Ottawa IL 61350 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1515, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: _June 19, 2019_

Ottawa Savings Bank Employees' Savings & Profit Sharing Plan and Trust



By: _____
Plan Administrator

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